O2Micro(R) Reports Record High Sales and Earnings for the Second Quarter Wednesday August 1, 2:03 pm ET

Second Quarter Net Sales up 36% over Prior Year

GEORGE TOWN, Grand Cayman, Aug. 1 /PRNewswire-FirstCall/ -- O2Micro(R) International Limited (Nasdaq: OIIM - News; SEHK: 0457 - News), a leading supplier of innovative power management, and security components and systems, reported its financial results today for the second quarter ended June 30, 2007.

Net sales for the second quarter of 2007 were $38.2 million, an increase of 9% from the preceding quarter, and up more than 36% from the second quarter of the prior year.

Second quarter R&D expenditures were $8.2 million or 22% of net sales. Currently, the Company employs over 600 engineers working on R&D worldwide. In the second quarter, O2Micro's intellectual property (IP) portfolio expanded by 8%, with 29 new patents issued.

Net income for the second quarter of 2007 was $5.7 million or 15 cents per fully diluted American Depositary Share (ADS). Second quarter net income was reduced by pre-tax litigation expense of $2.8 million.

"The Company continues to enhance its leadership position in analog and mixed signal power management products. We continue to grow our competitive positions of the markets we serve," commented Sterling Du, Chairman and CEO of O2Micro.

Mr. Du continues, "Our revenue growth can be attributed to the successful protection of our IP portfolio as well as the expansion of our analog and mixed signal IC sales in Consumer, Computer, Industrial, and Automotive markets, and the growing international acceptance of our Security Systems for the Communications market."

Conference Call: O2Micro will hold its second quarter conference call today at 2:00 p.m. PDT, 5:00 p.m. EDT, and 5:00 a.m. (August 2, 2007) Hong Kong time. You may participate using the following dial-in information.

    In the US and CANADA:              866-316-1370, pass code #8094090
    In HONG KONG:                      800-965-503, pass code #8094090
    Other INTERNATIONAL participants:  913-312-6680, pass code #8094090

A replay of the call will be available by phone until August 8th using the following dial-in information.

    In the US and CANADA:              888-203-1112, pass code #8094090
    In HONG KONG:                      800-901-108, pass code #8094090
    Other INTERNATIONAL participants:  719-457-0820, pass code #8094090

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.


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About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus(R) and Security products, such as VPN/Firewall system solutions.

O2Micro International maintains an extensive portfolio of intellectual property with 7,681 patent claims granted, and over 9,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro's future growth, long term profitability, increases in shareholder value, expansion of O2Micro's product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.


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                O2Micro International Limited and Subsidiaries
  Consolidated Statements of Operations and Comprehensive Income (Unaudited)
             (In Thousand U.S. Dollars, Except Per Share Amounts)

                              Three Months Ended        Six Months Ended
                                   June 30,                 June 30,
                                2007       2006          2007       2006

NET SALES                      $38,191    $28,029       $73,228    $57,138

COST OF SALES                   16,518     12,535        32,440     25,342

GROSS PROFIT                    21,673     15,494        40,788     31,796

OPERATING EXPENSES (INCOME)
Research and development (1)     8,219      8,106        16,173     15,222
Selling, general
 and administrative (1)          8,670      6,811        16,798     13,395
Patent related litigation        2,755      3,091         6,010      5,352
Litigation income               (3,364)    (3,364)            -          -
Stock Exchange of Hong Kong
 listing expenses                    -        396             -        396
Total Operating Expenses        16,280     18,404        35,617     34,365

INCOME (LOSS) FROM OPERATIONS    5,393     (2,910)        5,171     (2,569)

NON-OPERATING INCOME
 (EXPENSES)
Interest income                    814        970         1,628      1,869
Impairment loss on long-term
 investments                         -       (756)            -       (756)
Foreign exchange gain (loss)       108         89          (148)       120
Other - net                          5        (66)            7        (23)
Total Non-operating Income         927        237         1,487      1,210

INCOME (LOSS) BEFORE INCOME TAX  6,320     (2,673)        6,658     (1,359)

INCOME TAX EXPENSE (BENEFIT)       578       (161)          817        122

NET INCOME (LOSS)                5,742     (2,512)        5,841     (1,481)

OTHER COMPREHENSIVE INCOME
Foreign currency translation
 adjustments                       335        105           324        335
Unrealized gain on
 available-for-sale securities   3,090      1,050         3,797        965

Total Other Comprehensive
 Income                          3,425      1,155         4,121      1,300

COMPREHENSIVE INCOME (LOSS)     $9,167    ($1,357)       $9,962      ($181)

EARNINGS (LOSS) PER SHARE:
Basic                          $0.0030   ($0.0013)      $0.0031   ($0.0008)
Diluted                        $0.0030         NA       $0.0030         NA

EARNINGS (LOSS) PER ADS
Basic                            $0.15     ($0.06)        $0.15     ($0.04)
Diluted                          $0.15         NA         $0.15         NA

SHARES USED IN EARNINGS
 PER SHARE CALCULATION:
Basic (in thousands)         1,904,024  1,962,097     1,905,620  1,962,866
Diluted (in thousands)       1,920,974  1,975,648     1,917,668  1,984,955

ADS UNITS USED IN EARNINGS
 PER ADS CALCULATION:
Basic (in thousands)            38,080     39,242        38,112     39,257
Diluted (in thousands)          38,419     39,513        38,353     39,699

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:

Research and development          $278      $320            $530      $648
Selling, general and
 administrative                   $354      $380            $704      $741

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                O2Micro International Limited and Subsidiaries
                           Consolidated Balance Sheets
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                 June 30,     December 31,
                                                   2007          2006
ASSETS                                         (Unaudited)

CURRENT ASSETS
Cash and cash equivalents                        $49,411        $45,438
Restricted cash                                    7,626          8,342
Short-term investments                            16,945         19,697
Accounts receivable - net                         25,113         18,987
Inventories                                       17,199         14,076
Prepaid expenses and other current assets          7,348          7,379
Total Current Assets                             123,642        113,919

LONG-TERM INVESTMENTS                             27,850         24,059

PROPERTY AND EQUIPMENT - NET                      42,166         41,427

OTHER ASSETS
Restricted assets - net                           13,998         14,540
Other Assets                                       3,269          3,075

TOTAL ASSETS                                    $210,925       $197,020

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes and accounts payable                       $13,349         $9,851
Income tax payable                                   622            991
Accrued expenses and other current liabilities    14,238         12,212
Total Current Liabilities                         28,209         23,054

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities                          435            455
Long-term Interpretation 48 tax liabilities          117              -

Total Liabilities                                 28,761         23,509

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized - 250,000,000 shares                        -              -
Ordinary shares at $0.00002 par value per share
Authorized - 4,750,000,000 shares
Issued - 1,896,983,950 and 1,906,969,950
 shares as of June 30, 2007 and December 31,
 2006, respectively                                   38             38
Additional paid-in capital                       140,829        140,224
Retained earnings                                 37,804         33,877
Accumulated other comprehensive income (loss)      3,493           (628)

Total Shareholders' Equity                       182,164        173,511

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $210,925       $197,020